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                              February 9, 2024

       Jiande Chen
       Chief Executive Officer
       Redwoods Acquisition Corp.
       1115 Broadway, 12th Floor
       New York, NY 10106

                                                        Re: Redwoods
Acquisition Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed February 7,
2024
                                                            File No. 333-273748

       Dear Jiande Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-4

       U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of ANEW
       Common Stock, page 102

   1. We note your statement that "If the Business Combination qualifies either as a tax-
                                                        deferred reorganization
under Section 368(a) of the Code or as a tax-deferred contribution under Section 351(a) of
the Code," then certain tax consequences will result. Please revise your disclosures here
to more clearly state counsel's tax opinion on whether the
                                                        transaction will
qualify as a reorganization or a tax-deferred contribution. The opinion cannot assume the tax
consequence at issue. Also, state in your disclosure here that the discussion is the
opinion of tax counsel and identify counsel. Please refer to Sections III.B and C of Staff Legal
Bulletin 19.
 Jiande Chen
FirstName
Redwoods LastNameJiande
          Acquisition Corp.Chen
Comapany9,NameRedwoods
February   2024            Acquisition Corp.
February
Page 2 9, 2024 Page 2
FirstName LastName
Exhibits

2.       It appears that you have filed a "short-form" tax opinion as Exhibit
8.1. Please have
         counsel revise the opinion to state clearly that the referenced disclosure is the opinion of counsel. In addition, whenever there is significant doubt about the tax consequences of the
         transaction, it is permissible for the tax opinion to use    should
rather than    will,    but
         counsel providing the opinion must explain why it cannot give a
will    opinion and
         describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of
         Staff Legal Bulletin 19.
       Please contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Giovanni Caruso, Esq.